Exhibit 99.3

LAKE SHORE GOLD CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

Three months ended March 31, 2015 and 2014

TABLE OF CONTENTS

GENERAL	1
HIGHLIGHTS	3
OUTLOOK	5
CONSOLIDATED FINANCIAL INFORMATION(1)	6
KEY PERFORMANCE INDICATORS(1)	6
REVIEW OF OPERATIONS	9
FINANCIAL REVIEW	12
SUMMARY OF QUARTERLY RESULTS	14
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	14
OUTSTANDING SHARE CAPITAL	15
NON-GAAP MEASURES	16
ACCOUNTING POLICIES, STANDARDS AND JUDGMENTS	18
OFF BALANCE SHEET ARRANGEMENTS AND TRANSACTIONS WITH RELATED PARTIES	22
RISKS AND CONTROLS	22
FORWARD-LOOKING STATEMENTS	25
ADDITIONAL INFORMATION	26

GENERAL

This Management’s Discussion and Analysis, or MD&A, is intended to assist the reader in understanding and assessing the trends and significant changes in the results of operations and financial condition of Lake Shore Gold Corp. (the “Company” or “Lake Shore Gold”). This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company, including the notes thereto, for the three months ended March 31, 2015 and 2014 (the “financial statements”), which are prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial statements, as issued by the International Accounting Standards Board, and the annual MD&A for the year ended December 31, 2014. This MD&A has taken into account information available up to and including April 28, 2015. All dollar amounts are in Canadian dollars unless otherwise stated.

This MD&A contains forward-looking statements. For example, statements in the “Outlook” section are forward looking, and any statements elsewhere with respect to the cost or timeline of planned or expected development, production, or exploration are all forward-looking statements. As well, statements about future production capacity, growth, financial position, capital adequacy and/or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language at the end of this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

Overview

Lake Shore Gold produces gold from two operating mines (Timmins West Mine and Bell Creek Mine) and a central milling facility located within the Porcupine Gold Camp in Timmins, Ontario Canada. Gold produced in doré form is produced at the mill and is shipped for fine refining to a facility in Southern Ontario. The finished gold is sold on a regular basis as it becomes available.  The Company also has a portfolio of undeveloped deposits and highly prospective exploration properties which support both sustainability and future growth. Revenue from gold sales in the most recent fiscal year (2014) totaled $256.1 million from sales of 183,300 ounces (total production of 185,600 gold ounces).

The Company’s Timmins West Complex is located 18 kilometres west of the City of Timmins and hosts the Timmins West Mine, an underground mining operation that produced 142,200 ounces of gold in 2014.  Production at the Timmins West Mine comes from two deposits, Timmins Deposit and Thunder Creek Deposit, both of which are open for expansion. Additional growth opportunities at Timmins West Complex include the 144 Trend (“144”) and the Gold River Trend Deposit. 144 is a four kilometre structural corridor which trends in a southwestly direction commencing approximately 500 metres from the Timmins West Mine. The discovery of a wide, high-grade zone of gold mineralization at 144 late in 2014 illustrates the potential for additional gold deposits along the 144 Trend. The Gold River Trend (“GRT”) is a six kilometre long structural corridor, which has an east-west strike and is located 3 kilometres south of the Timmins West Mine. The Gold River Trend Deposit is hosted within the GRT and currently hosts over a million ounces of inferred resources with growth potential.

On the east side of the City of Timmins, the Bell Creek Complex hosts the Company’s milling facility as well as the Bell Creek Mine. The Bell Creek Mine is an underground mine that produced 43,400 ounces in 2014 from mining of the Labine Deposit. The Labine Deposit is currently being mined above the 765 metre level, with reserves outlined to the 1165 metre level. There remains a large resource identified below the current reserve in the Labine Deposit to an elevation of approximately 1600 metres, providing additional opportunities for growth. The Bell Creek Complex also hosts two additional deposits, Vogel and Marlhill, as well as other exploration targets.

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold milling circuit, which processes ore from both the Timmins West and Bell Creek mines. In 2014, the mill processed over 1.2 million tonnes with average recoveries of 96.6%.

A third gold complex, the Fenn-Gib Deposit, is located approximately 60 kilometres east of Bell Creek. Fenn-Gib is an advanced-stage exploration project, which hosts a large, near-surface deposit with excellent potential for further growth.

Lake Shore Gold is a reporting issuer in all Provinces in Canada (excluding the Territories), and a foreign private issuer in the United States. The Company’s common shares trade on the Toronto Stock Exchange and NYSE MKT under the symbol LSG.

Strategy

Lake Shore Gold’s strategy to become an intermediate gold producer is to mine existing reserves, establish new reserves and resources at its current operations, and to explore and discover new deposits, leading to additional growth in reserves, resources and production.

A key strategic priority for the Company is sustaining and growing its mining business by maintaining safe and responsible operations, being an efficient, low-cost gold producer, generating positive free cash flow and continually investing to explore and develop additional deposits and new discoveries on the Company’s existing properties.

Increasing shareholder value is the main objective of the strategy, and includes consistently meeting and exceeding the Company’s key performance targets. Strong operating performance is a key driver of free cash flow, which in turn funds the work required to continually replace reserves and to build resources in support of production growth, long-life operation and long-term value creation.

HIGHLIGHTS

Lake Shore Gold achieved strong operating and financial results in the first quarter of 2015 (“Q1/15”), including record production, improved cash operating and all-in sustaining costs, as well as strong growth in revenue, net earnings and cash flows from operating activities. In addition, the Company announced a 29% increase in ore reserves in Q1/15 and achieved additional exploration success at the 144 Gap Zone discovery, extending the size of the zone and identifying a wide, high-grade core.

Performance

•                  Achieved record production of 53,000 ounces, 19% increase from Q1/14

•                  Increased gold poured to 52,000 ounces, 14% higher than in Q1/14

•                  Grew total gold sales to 52,600 ounces, 22% increase from Q1/14

•                  Improved cash operating cost per ounce sold(1) to US$510 (based on production costs of $33.4 million), 18% better than in Q1/14

•                  Lowered all-in sustaining costs to US$750 per ounce sold, 22% improvement from Q1/14

Cash Flow and Profitability

•                  Generated record revenue of $79.1 million, 29% increase from Q/14

•                  Grew cash flows from operating activities to $35.9 million, 44%  increase from Q1/14

•                  Increased cash and bullion by $15.6 million to $77.1 million at March 31, 2015 (from $61.5 million at December 31, 2014)

•                  Invested $12.3 million of capital, mainly for mine development, new equipment and in-mine drilling

•                  Completed $4.9 million of drilling and other exploration work at 144 Gap Zone discovery

•                  Repaid $4.3 million of gold-linked note (remaining $3.0 millon to be fully repaid by May 29, 2015)

•                  Generated record cash earnings from mine operations(3) of $45.8 million, 44% increase from Q1/14

•                  Grew net earnings to $12.1 million, 163%  from $4.6 million in Q1/14

Growth

•                  Achieved strong growth in production, sales, revenue, earnings and cash flows from operating activities in Q1/15

•                  Grew reserves 29% (2014 reserve and resource update issued on March 12, 2015)

•                  Released encouraging drill results from 144 Gap Zone discovery, expanded minimum dimensions of zone and identified wide, high-grade core near zone’s western boundary.

Subsequent Event

•                  Announced additional drill results at 144 Gap Zone discovery on April 27, 2015, minimum dimensions of zone extended to 400 metres along strike and 400 metres of vertical height, dimensions of high-grade core increased to vertical height of 300 metres, width of 50 to 125 metres and strike length of 75 to 125 metres.

This MD&A contains measures that are not prepared in accordance with Generally Accepted Accounting Principles as defined under IFRS (“GAAP”). Each of the following is a Non-GAAP measure: cash operating costs and cash operating cost per ounce sold(1), all-in sustaining costs and all-in sustaining cost per ounce sold(2), cash earnings from mine operations(3), and adjusted net earnings(4). The Company believes these Non-GAAP measures provide useful information that can be used by management and investors to evaluate the Company’s performance and ability to generate cash flows. These measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Income for the three months ended March 31, 2015 and 2014 begins on page 16 of this MD&A.

(1)         Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate for the period. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the three months ended March 31, 2015 and 2014 is set out on page 16 of this MD&A.

(2)         All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold to obtain the all-in sustaining cost per ounce; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate for the period. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining costs and all-in sustaining cost per ounce to total production costs for three months ended March 31, 2015 and 2014 is set out on page 17 of this MD&A.

(3)         Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. Cash earnings from mine operations represent the earnings from mine operations prior to deducting non-cash expenses, and is calculated by adding depletion, depreciation and share based payments in production costs to earnings from mine operations. A reconciliation of cash earnings from mine operations to earnings from mine operations for the three months ended March 31, 2015 and 2014 is set out beginning on page 16 of this MD&A.

(4)         Adjusted net earnings excludes impairment charges, other income/losses (which includes gains/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gains/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt. A reconciliation of adjusted net earnings to net earnings for the three months ended March 31, 2015 and 2014 is set out beginning on page 17 of this MD&A.

OUTLOOK

Following completion of Q1/15, the Company is well positioned to achieve its 2015 production and cost targets (listed in the table below) and to finance its operating, capital investment and debt repayment and servicing requirements over the balance of the year. While average grades are scheduled to come down as the Company sequences into different areas of mining, it expects to deliver solid operating results over the remaining nine months of 2015 that, at current gold prices, will support continued strong cash flow generation. The Company will make the final monthly payment on its gold-linked note on May 29, 2015, at which time its senior secured debt will be fully repaid.

	2015	2014	Q1/15
2015 Targets	(Target)	(Actual)	(Actual)
Ounces produced	170,000 - 180,000	185,600	53,000
Cash operating costs (US$/oz)	650 - 700	592	510
All-in sustaining costs (US$/oz)	950 - 1,000	872	750
Total production costs ($ millions)	125.0	120.3	33.4
Key Assumptions in 2015 Targets
Average gold price (US$/oz)	1,170
US$/C$ exchange rate (US$)	0.90

During Q1/15, the Company completed a total of 75,410 metres of in-mine and exploration drilling, which compares to a planned total for the year of over 200,000 metres. At the 144 Gap Zone, the Company’s 2015 work program includes $18.0 million of exploration expenditures and involves approximately 90,000 metres of surface drilling, 30,000 metres of underground drilling and an exploration drift from Thunder Creek to establish an underground drill platform. Total expenditures at the 144 Gap Zone in Q1/15 were $4.9 million, which represented the cost to complete 40,230 metres of surface drilling during the quarter, as well as to advance the exploration drift approximately 230 metres. The drift is scheduled for completion during the third quarter of 2015.  The Company’s goal is to establish a first resource at the 144 Gap Zone for December 31, 2015, which will be released as part of the next resource update early in 2016.

CONSOLIDATED FINANCIAL INFORMATION(1)

Three months ended March 31, (in $’000, except the per share amounts)	2015	2014
Revenue	$79,124	$61,459
Production costs	$33,431	$29,673
Earnings from mine operations	$23,345	$14,289
Net earnings	$12,066	$4,587
Basic net income per share	$0.03	$0.01
Cash flows from operating activities	$35,855	$24,928

KEY PERFORMANCE INDICATORS(1)

Three months ended March 31,	2015	2014
Tonnes milled	299,900	283,800
Grade	5.7	5.1
Average mill recoveries	96.7%	96.6%
Ounces recovered	53,000	44,600
Ounces poured	52,000	45,700
Ounces sold	52,600	43,000
Average price (US$/oz)	$1,219	$1,294
Average price ($/oz)	$1,504	$1,430
Cash operating costs (US$/oz)	$510	$623
Cash operating costs ($/oz)	$633	$688
All - in sustaining costs (US$/oz)	$750	$960
All - in sustaining costs ($/oz)	$930	$1,060
Cash earnings from mine operations ($000s)	$45,832	$31,881
Adjusted net earnings ($000s)	$11,102	$5,463
Adjusted net earnings per share ($/share)	$0.03	$0.01

(1)         The Company’s Consolidated Financial Information includes measures prepared in accordance with GAAP. The Company’s Key Performance Indicators include a number of Non-GAAP measures, including cash operating costs, all-in sustaining costs, cash earnings from mine operations as well as adjusted net earnings and adjusted net earnings per share, which the Company believes provide useful information that can be used to evaluate the Company’s performance. These Non-GAAP measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for the measures prepared in accordance with GAAP. A reconciliation of these measures to amounts included in the Consolidated Statements of Comprehensive Income is set out beginning on page 16 of this MD&A.

An ongoing key objective for the Company is to sustain and grow its mining business by maintaining safe and responsible operations, being an efficient, low-cost gold producer and by generating positive free cash flow. Achieving this objective is important for funding the Company’s operations, reducing debt and providing the financial strength to invest in future growth. The key performance indicators that drive cash flow generation include gold production, gold poured and gold sales, as well as unit costs which, along with the gold price, determine the Company’s margins. Also important to the Company’s cash position is its ability to manage its capital investment as well as its debt levels. Another indicator of the Company’s ability to generate cash flow is cash earnings from mine operations, which along with earnings from mine operations, net earnings and adjusted net earnings are the Company’s primary earnings measures.

Record Quarterly Production of 53,000 Ounces in Q1/15

The Company achieved record production in Q1/15 of 53,000 ounces, a 19% increase from the 44,600 ounces produced in Q1/14. Mill throughput during the quarter totaled 299,900 tonnes at an average grade of 5.7 grams per tonne. The average grade of 5.7 grams per tonne was the highest since the Company achieved commercial production and resulted from mining a number of higher-grade stopes at the Timmins West Mine during the quarter, as well as the impact of improved grade control.

Record Quarterly Revenue Reflects 22% Growth in Sales, 5% Increase in C$ Gold Price

Gold sales in Q1/15 were 52,600 ounces, a 22% increase from Q1/14. Total revenue of $79.1 million in Q1/15 was a record and increased $17.6 million or 29% from Q1/14. Of the $17.6 million increase in revenue, $13.7 million related to the 22% increase in gold sales compared to Q1/14, reflecting higher production levels. The remaining $3.9 million of the increase was due to a 5% increase in the average Canadian dollar selling price of gold (to $1,504 per ounce in Q1/15 from $1,430 per ounce in Q1/14). The increase in the gold price resulted from the weakening of the Canadian dollar compared to the US dollar, with an average exchange rate in Q1/15 of US$0.81:C$1.00 versus US$0.91:C$1.00 in Q1/14. The average US dollar gold price in Q1/15 declined by 6% compared to Q1/14 (to US$1,219 per ounce from US$1,294 per ounce).

Strong Production Growth Drives Unit Costs Lower

Cash operating cost per ounce sold in Q1/15 averaged US$510, a 18% improvement from US$623 in Q1/14 and 22% better than the low end of the Company’s target range for the year of US$650 to US$700. All-in sustaining cost per ounce sold averaged US$750, a 22% improvement from Q1/14 and US$469 per ounce less than the average selling price of US$1,219 per ounce during Q1/15. The US$750 per ounce sold of all-in sustaining costs in Q1/15 was 21% better than the low end of the Company’s 2014 target range of US$950 to US$1,000.

The improvement in both cash operating cost and all-in sustaining cost per ounce sold was largely driven by strong production growth resulting from a higher average grade, as well as the impact of a weaker Canadian dollar. In Canadian dollars, cash operating costs in Q1/15 averaged $633 per ounce, an 8% improvement from $688 per ounce sold in Q1/14. All-in sustaining cost per ounce sold in Canadian dollars averaged $930, a 12% improvement from $1,060 in Q1/14. Total production costs in Q1/15 were $33.4 million compared to $29.7 million in Q1/14 and a full-year 2015 target of $125.0 million.

Capital investment of $12.3 million in Q1/15

During Q1/15, the Company invested a total of $12.3 million in its mining interests mainly related to mine development, new equipment and in-mine drilling (as well as $0.7 million for the acquisition of the mining lease on the Vogel property). Capital investment in Q1/14 totaled $13.0 million.

Debt Repayments of $4.3 Million — Two Payments on Gold-Linked Note Remaining

Debt repayments in Q1/15 totaled $4.3 million, which related to monthly principal payments on the Company’s gold-linked note. Approximately $3.0 million remained outstanding on the gold-linked note at the end of Q1/15, with two monthly payments remaining.

Cash and Bullion of $77.1 Million at March 31, 2015

Cash and bullion at December 31, 2014 totaled $77.1 million, including $70.7 million of cash and cash equivalents and $6.4 million of bullion valued at market prices (bullion represents gold poured in doré that has not yet been included in revenue and for which cash has not yet been received, valued at the market price). The $77.1 million of cash and bullion at March 31, 2015 was $15.6 million or 25% higher than the $61.5 million of cash and bullion at December 31, 2014 and reflected strong internal cash flow generation during Q1/15.

Cash flow from operating activities, after movements in working capital, was $35.9 million in Q1/15, a 44% increase from $24.9 million in Q1/14. Investing activities represented a use of cash totaling $12.7 million in Q1/15, reflecting capital expenditures during the quarter, including movements in working capital. Financing activities accounted for a use of cash totaling $6.9 million in Q1/15, reflecting debt repayments and payments related to finance lease obligations.

Strong Growth in Both Cash Earnings and Earnings from Mine Operations

The Company generated record cash earnings from mine operations in Q1/15 of $45.8 million, 44% higher than the $31.9 million reported in Q1/14. The significant growth in cash earnings from mine operations mainly reflected increased revenue, resulting from both higher sales volumes and an increase in the average Canadian dollar selling price, as well as the impact of lower unit costs and improved margins.

Earnings from mine operations were also a record and totaled $23.3 million in Q1/15 compared to earnings from mine operations of $14.3 million in Q1/14. Strong growth in cash earnings from mine operations in Q1/15 mainly accounted for the increase in earnings from mine operations.

Net Earnings Total $12.1 Million in Q1/15, $0.03 per Common Share

Net earnings in Q1/15 totaled $12.1 million or $0.03 per common share, which compared to net earnings of $4.6 million or $0.01 per common share in Q1/14. The significant increase in net earnings mainly reflected higher gold sales, improved unit costs and lower finance expense (resulting from the full repayment of the Company’s standby line of credit on December 31, 2014) which more than offset the impact of higher exploration expenditures due to the Company’s aggressive work program at 144 during Q1/15.

Adjusted Net Earnings of $11.1 Million Q1/15

Adjusted net earnings (see the Non-GAAP Measures section on page 17 of this MD&A for a full definition) in Q1/15 totaled $11.1 million versus adjusted net earnings of $5.5 million in Q1/14.

REVIEW OF OPERATIONS

Processing

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-pulp processes for gold recovery. The milling facility is located approximately 20 kilometres east of the City of Timmins. The mill, which processes ore from both the Timmins West and Bell Creek mines, currently operates at an annual rate of approximately 1.3 million tonnes per year and has consistently achieved metallurgical recoveries exceeding 95%.

During Q1/15, the Company processed 299,900 tonnes of ore at an average grade of 5.7 grams per tonne and average recoveries of 96.7% for a total of 53,000 recovered ounces. Production in Q1/15 compared to 283,800 tonnes at an average grade of 5.1 grams per tonne and recoveries of 96.6% for 44,600 ounces in Q1/14.

During Q1/15, the Company invested $0.9 million ($1.1 million in Q1/14) at the Bell Creek Mill, which mainly related to the further expansion of its tailings facility.

Timmins West Mine

The Timmins West Mine is an underground mine located approximately 18 kilometres west of Timmins, Ontario at the junction of highways 101 and 144. The current mine represents the combination of the Timmins Deposit and the adjacent Thunder Creek Deposit into a single fully integrated mining operation, effective January 1, 2012. The Company produces ore at Timmins West Mine using a 710 metre, 5.5 metre diameter shaft, with a 6,000 tonne per day total hoisting capacity. The ore is accessed using mobile equipment via internal ramps both from surface and the main shaft. Primary mining methods include longitudinal and transverse longhole mining. Broken ore is removed from the stopes using remote controlled Load-Haul-Dump Loaders (“LHDs”), loaded onto trucks and hauled to the main shaft rockbreaker station prior to skipping to surface.

A total of 43,000 ounces of gold was produced at Timmins West Mine in Q1/15, as a result of processing 230,600 tonnes of ore at an average grade of 6.0 grams per tonne. The Q1/15 production was 27% higher than the 33,900 ounces produced during Q1/14 (215,900 tonnes at an average grade of 5.1 grams per tonne). The increase in production at Timmins West Mine compared to a year earlier was primarily a result of higher average grades. During Q1/15, the Company mined a number of higher-grade stopes in the Rusk and Ultramafic zones due to mine sequencing, and also benefited from improvements in grade control, which lead to positive grade reconciliations in several areas.

During Q1/15, the Company invested $7.1 million at the Timmins West Mine ($8.3 million in Q1/14), largely related to investments in mine development, equipment and in-mine definition and delineation drilling. The Company completed 900 metres of capital development in Q1/15, mainly focused on continued ramp advancement and level development at both Timmins Deposit and Thunder Creek. As at March 31, 2015, the ramp at Timmins Deposit had been developed to below the 930 Level. At Thunder Creek, the ramp at had been advanced upward past the 485 Level, while the ramp in the upper part of the deposit was advanced below the 415 Level. In addition to all other associated infrastructure development, a portion of the capital development in Q1/15 was related to establishing exploration drifts on the 480 and 910 levels at Timmins Deposit.

A total of 26,850 metres of mostly in-mine, definition drilling was completed in Q1/15. Drilling at the Timmins Deposit during the quarter was focused on the Ultramafic and Footwall zones between the 850 and 1120 levels with minor amounts of drilling also targeting the Main zone near the 500 Level. At Thunder Creek, drilling tested both the Rusk and the Porphyry zones between the 590 and 520 levels.

On March 12, 2015, the Company released results of its 2014 reserve and resource update, which included total reserves at Timmins West Mine of 509,700 ounces (3,691,000 tonnes at an average grade of 4.3 grams per tonne). The updated reserve estimate compares to the previous estimate of 492,200 ounces (3,332,000 tonnes at an average grade of 4.6 grams per tonne), with the 4% increase in reserves exceeding the Company’s goal of replacing reserves mined at Timmins West Mine during 2014.

Bell Creek Mine

The Bell Creek Mine is an underground mine located approximately 20 kilometres northeast of Timmins, Ontario. Ore at Bell Creek is trucked to surface using a five metre wide by five metre high ramp. Longitudinal longhole stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface.

Production from Bell Creek Mine in Q1/15 totaled 10,000 ounces (69,400 tonnes at an average grade of 4.7 grams per tonne), which compared to production of 10,600 ounces (68,000 tonns at an average grade of 5.1 grams per tonne) in Q1/14. Production in Q1/15 was primarily in the North A (“NA”) Vein on the 745 and 760 levels with additional tonnes coming from the NA Vein between the 685 and 730 levels.

In Q1/15, the Company invested $3.6 million ($3.6 million in Q1/14) at the Bell Creek Mine for mine development and equipment. The Company completed 740 metres of capital development in Q1/15. As at March 31, 2015 the ramp had been extended past the 805 Level, with development having commenced on that level. Escape ways and ventilation raises were advancing towards the 790 Level at the end of Q1/15. A total of 8,330 metres of in-mine definition drilling was completed at the Bell Creek Mine during Q1/15 in support of ongoing mining operations.

During Q1/15 the Company announced a 147% increase in reserves (1,792,000 tonnes at an average grade of 4.6 grams per tonne for 263,600 ounces) at Bell Creek Mine as part of its 2014 reserve update, issued on March 12, 2015.

On March 3, 2015, the Company acquired an 100% interest in the Vogel property, located to the east of Bell Creek Mine for total consideration of $0.7 million. Previously, the Company had a mining lease on the property.

144

In August 2014, the Company commenced a drill program at the 144, located directly southwest of Thunder Creek, with 24,400 metres completed during 2014 and an additional 40,230 metres completed during Q1/15. The drill program is largely focused on the area immediately adjacent to Thunder Creek (the 144 Gap), and also includes drilling in both the 144 North and 144 South targets.

On October 6, 2014, the Company announced that the first hole (Hwy-14-48) from the program had intersected 5.37 grams per tonne over 46.0 metres, including 21.87 grams per tonne over 6.0 metres and 12.54 grams per tonne over 4.4 metres. The intersections confirmed the presence of wide, high-grade gold mineralization within 770 metres of Thunder Creek.

On November 13, 2014, the Company announced the results from another four drill holes with all holes intersecting wide, high-grade gold mineralization. The new results confirmed and extended the size of the mineralized area southwest of Thunder Creek.

On January 27, 2015, the Company released the results of an additional 20 holes, covering 23,600 metres of drilling, at the 144 Gap Zone target area. The results identified the 144 Gap Zone to within 500 metres of Thunder Creek and established the zone to minimum dimensions of 350 metres along strike and 350 metres down dip, with the zone remaining open for expansion.

On February 23, 2015, the Company released results from an additional 10 holes and one wedge hole, covering a total of 11,100 metres of drilling. The results established a thick, high-grade core within the 144 Gap Zone with minimum dimensions of 250 metres of vertical height, 75 to 100 metres of width and 50 to 75 metres along strike. Based on drilling to date, the high-grade core remains open for expansion along strike, to the west and towards surface.

Interpretations of current drill results suggest that the mineralization at the 144 Gap Zone is contained within a broad zone of hydrothermal alteration and deformation measuring up to 100 metres wide and closely associated with syenite intrusions, quartz veining, pyrite, scheelite and/or galena and multiple occurrences of visible gold. Similar to Thunder Creek, mineralization at the 144 Gap Zone appears to be contained in both wide bulk and narrow high-grade structures.

The 2015 work program at 144 Gap includes $18.0 million of exploration expenditures and involves approximately 90,000 metres of surface drilling, 30,000 metres of underground drilling and development to drive an exploration drift from Thunder Creek to establish an underground drill platform. Total expenditures at the 144 Gap Zone in Q1/15 were $4.9 million, which financed 40,230 metres of surface drilling during the quarter as well as costs to advance the exploration drift from Thunder Creek approximately 230 metres. The drift is scheduled for completion during the third quarter of 2015.  The Company’s goal is to establish a first resource at the 144 Gap Zone for December 31, 2015, to be released early in 2016.

FINANCIAL REVIEW

The table that follows highlights the results of operations for the three months ended March 31, 2015 and 2014:

Three months ended March 31, (in $’000, except the per share amounts)	2015	2014

Revenue	$79,124	$61,459
Cash operating costs	(33,292)	(29,578)
Cash earnings from operations	$45,832	$31,881
Depreciation and depletion	(22,348)	(17,497)
Share based payments in production costs	(139)	(95)
Earnings from mine operations	$23,345	$14,289
Expenses*
General and administrative	(2,820)	(2,901)
Exploration	(5,154)	(234)
Share based payments in expenses	(1,123)	(752)
	14,248	10,402
Other income (loss), net	964	(607)
Share of loss of investments in associates	—	(269)
Earnings before finance items	15,212	9,526
Finance expense, net	(3,146)	(4,939)
Net earnings	$12,066	$4,587
Net basic and diluted earnings per share	$0.03	$0.01

* General and administrative expenses differ from the balances on the Consolidated Statements of Comprehensive Income by the share based payments in expenses of $1,123 in Q1/15 ($752 in Q1/14).

Summary

Cash earnings from mine operations of $45.8 million in Q1/15 were $13.9 million or 44% higher than in Q1/4 due to higher gold sales (higher production of 53,000 ounces in Q1/15 compared to 44,600 in same period in 2014), lower unit costs and an increase in the average Canadian dollar gold price ($1,504 per ounce in Q1/15 compared to $1,430 per ounce in Q1/14).

The Company reported net earnings of $12.1 million, or $0.03 per common share, in Q1/15 compared to net earnings of $4.6 million, or $0.01 per common share, in Q1/14, with the increased net earnings in Q1/15 mainly reflecting the impact of higher earnings from mine operations.

Revenue

Three months ended March 31,	2015	2014

Gold sales (ounces)	52,600	43,000
Realized gold price ($/ounce)	$1,504	$1,430
Revenue ($’000)	$79,124	$61,459

Revenue for Q1/15 was 29% higher than in the same period in 2014 reflecting higher gold sales and an increase in the average Canadian dollar gold price.

Cash operating costs

Cash operating costs in Q1/15 totaled $33.3 million, which represented $633 per ounce sold compared to cash operating costs of $29.6 million or $688 per ounce in Q1/14. Lower per unit costs in Q1/15 compared to Q1/14 were primarily due to increased grades (5.7 grams per tonne in Q1/15 compared to 5.1 grams per tonne in Q1/14).

Depreciation and depletion

Depreciation and depletion in Q1/15 of $22.3 million is $4.9 million higher than in Q1/14 reflecting higher gold sales. On a per ounce sold basis, depreciation and depletion was $425/ounce in Q1/15, slightly higher than the $407/ounce in Q1/14, reflecting higher carrying value of mining interests in 2015 as a result of capital development.

Share based payments in production costs

Share based payments in production costs of $0.1 million for Q1/15 were comparable to the same period in 2014.

Other income (loss) and expenses

General and administrative expenses (net of share based payment expense discussed below) for Q1/15 of $2.8 million were comparable to same period in 2014.

Exploration expenses (net of share based payment expense discussed below) of $5.2 million for Q1/15 increased by $4.9 million from Q1/14 with the increase entirely due to the expenditures related to the 144 Gap Zone ($Nil in Q1/14).

Share based payments in expenses for Q1/15 of $1.1 million, were $0.4 million higher than in the same period in 2014, with the increase reflecting more performance share units vesting in Q1/15 as well as the impact of the higher share price of the Company’s common shares at March 31, 2015 compared to 2014.

Other income (loss), net, for the three months ended March 31, 2015 and 2014 is as follows (in $’000s):

Three months ended March 31,	2015	2014
Unrealized and realized gain on embedded derivatives	$1,888	$987
Unrealized and realized foreign exchange loss, net	(1,804)	(1,594)
Amortization of deferred premium on flow through shares	880	—
Other income (loss), net	$964	$(607)

The unrealized and realized gain on embedded derivatives represents the gain from the mark to market of the embedded derivatives on the Sprott gold-linked note as a result of movements in gold prices.

Unrealized and realized foreign exchange loss includes realized and unrealized losses from the mark to market of the embedded derivatives on the Sprott gold-linked note and reflects movements in the C$/US$ exchange rate during the period.

Amortization of deferred premium on flow throughshares of $0.9 million for Q1/15 is related to the premium on flow through funds raised by the Company in 2014 (refer to Financial Condition, Liquidity and Capital resources section for more details on the financing).

Share of loss of investments in associates of $Nil in Q1/15 compares to $0.3 million Q1/14 and represents the Company’s proportionate share of the losses relating to its equity investments for the periods.

Finance expense, net for Q1/15 of $3.1 million is $1.8 million lower than in Q1/14, primarily due to the payment of the Standby Line on December 31, 2014 ($30.0 million outstanding during Q1/14) and lower interest expense on the gold-linked note.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data has been prepared in accordance with IFRS and should be read in conjunction with the Company’s interim condensed consolidated financial statements ($000’s, other than “per share” amounts):

Fiscal quarter ended	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
Revenue	$79,124	$56,080	$63,514	$75,091
Earnings from mine operations	23,345	$11,889	$15,876	$22,057
Finance expense, net	(3,146)	$(4,341)	$(4,524)	$(4,865)
Net earnings	$12,066	$(1,500)	$7,621	$12,906
Net earnings per share* basic and diluted	$0.03	$(0.00)	$0.02	$0.03

Fiscal quarter ended	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
Revenue	$61,459	$65,814	$44,301	$39,675
Earnings (loss) from mine operations	$14,290	$(213,260)	$7,554	$1,797
Finance expense, net	$(4,939)	$(5,286)	$(3,495)	$(2,794)
Net earnings (loss)	$4,587	$(225,693)	$(1,718)	$(5,446)
Loss from discontinued operations	$—	$—	$—	$(4,302)
Net earnings (loss) per share* - basic and diluted	$0.01	$(0.54)	$(0.00)	$(0.01)
Loss per share* from discontinued operations	$0.00	$0.00	$(0.00)	$(0.00)

* Net earnings (loss) per share is calculated based on the weighted average number of shares outstanding for the quarter

The loss from mine operations in the Q4/13 included impairment charges related to the Timmins West Mine cash generating unit of $225.0 million. Excluding the impairment charges, earnings from mine operations in the Q4/13 were $11.7 million. Absent the impairment charges, the increase in earnings from mine operations in the Q4/13 compared to the previous quarter was due to higher gold sales and lower production costs, partially offset by lower gold price realized.

The loss from discontinued operations in Q2/13 represent the loss on the closing of the sale of the Company’s Mexico subsidiary in May 2013 (foreign exchange translation loss transferred from other comprehensive loss).

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2015 the Company’s cash and bullion (valued at market prices) was $77.1 million, an increase of $15.6 million from December 31, 2014. In Q1/15, the Company generated cash from operating activities of $35.9 million, which compares to $24.9 million in 2014, with the increase reflecting higher cash earnings from mine operations, resulting from greater sales volumes, lower unit costs and a higher average Canadian dollar gold price.

Receivables and prepaids at March 31, 2015 of $3.7 million are comparable to balances at December 31, 2014 ($3.7 million). Accounts payable and accrued liabilities of $27.8 million at March 31, 2015 are slightly higher than the balance at December 31, 2014 ($26.5 million) due to the timing of payments.

Net cash used in investing activities of $12.7 million in Q1/15 is $1.7 million lower than in Q1/14 and mainly represents the capital invested on mining interests.

In 2014, the Company raised gross proceeds of $20.1 million by issuing flow through common shares under two private placements (5.3 million flow through common shares at $0.95 per flow through share issued in May 2014 and 12.9 million flow through common shares at $1.17 per flow through share issued in December 2014). The Company has until December 31, 2015 to spend the flow through funds raised in 2014 on eligible Canadian exploration expenditures (“CEE”). The Company has spent $7.9 million on CEE to March 31, 2015 ($3.0 million to December 31, 2014).

On June 14, 2012, the Company signed a financing agreement with Sprott for a credit facility totaling up to $70.0 million, secured by the material assets of the Company. The credit facility involves two components, a $35.0 million gold-linked note and a standby line of credit (“Standby Line”) for an additional $35.0 million. The transaction closed on July 16, 2012, at which time the Company received $35.0 million for the gold-linked note. The Standby Line of $35.0 million was drawn down on February 1, 2013.

On December 12, 2013, the Company entered into a modification agreement (the “Modification Agreement”) with Sprott whereby the Company agreed to repay the balance of the Standby Line through 18 equal monthly payments starting on June 30, 2015 with the final payment due on November 30, 2016. Previously, the Standby Line was due in full on January 1, 2015. The Company repaid $5.0 million of the Standby Line in December 2013, $10.0 million in June 2014 and the remaining $20.0 million on December 31, 2014.

The gold-linked note is being repaid through monthly cash payments, which started on January 31, 2013. The cash payments are based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date prior to payment. There are two monthly payments remaining as at March 31, 2015 with the final payment scheduled to be made on May 29, 2015.

OUTSTANDING SHARE CAPITAL

As at April 28, 2015 there were 435,591,224 common shares issued and outstanding and the following options:

Number of Options Outstanding	Exercise Price Range
13,630,856	$0.37-$0.99
1,935,000	$1.00-$1.99
30,000	$2.00-$2.99
5,907,000	$3.00-$3.99
21,502,856

NON-GAAP MEASURES

The Company has included in this MD&A certain Non-GAAP (Generally Accepted Accounting Principles) performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are considered Non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use such Non-GAAP measures to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash Operating Costs and Cash Operating Cost Per Ounce

Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating cost per ounce are common performance measures but do not have any standardized meaning.

Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share based payment expenses and reclamation costs. Cash operating cost per ounce is based on ounces sold and is calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating cost per ounce sold is derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate for the period.

The Company discloses cash operating costs and cash operating cost per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. Cash operating costs and cash operating cost per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash operating costs are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income as follows (all dollar amounts, other than per ounce, in 000’s):

Three months ended March 31	2015	2014
Production costs ($’000)	$33,431	$29,673
Less share based payments ($’000)	(139)	(95)
Cash operating costs ($’000)	$33,292	$29,578
Gold sales (ounces)	52,600	43,000
Cash operating cost per ounces of gold ($/ounce)	$633	$688
Cash operating cost per ounces of gold (US$/ounce)	$510	$623

Cash Earnings from Mine Operations

Cash earnings from mine operations is a Non-GAAP measure and does not have any standardized meaning. The Company discloses cash earnings from mine operations as it believes this measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to finance its ongoing business and capital activities. The most directly comparable measure prepared in accordance with GAAP is earnings from mine operations. Cash earnings from mine operations represent the earnings from mine operations prior to deducting non-cash expenses, and is calculated by adding depletion, depreciation and share based payments in production costs to earnings from mine operations.

Cash earnings from mine operations for the three and twelve months ended December 31, 2015 and 2014 are shown below (in 000’s):

Three months ended March 31	2015	2014
Revenues	$79,124	$61,459
Cash operating costs	(33,292)	(29,578)
Cash earnings from mine operations	$45,832	$31,881

All-In Sustaining Costs and All-In Sustaining Cost Per Ounce

All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of all-in sustaining costs as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold; US$ all-in sustaining costs per ounce sold are translated using the average Bank of Canada C$/US$ exchange rate for the period.

All-in sustaining costs and all-in sustaining cost per ounce are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income as follows (all dollar amounts, other than per ounce, in 000’s):

Three months ended March 31	2015	2014
Production costs	$33,431	$29,673
General and administrative	3,943	3,653
Rehabilitation - accretion and amortization (operating sites)	34	18
Mine in-site exploration and evaluation costs	2,032	986
Mine development expenditures	7,633	9,663
Sustaining capital expenditures	1,856	1,587
All-in sustaining costs	$48,929	$45,580
Gold sales (ounces)	52,600	43,000
All-in sustaining cost per ounces of gold ($/ounce)	$930	$1,060
All-in sustaining cost per ounces of gold (US$/ounce)	$750	$960

Adjusted Net Earnings

Adjusted net earnings excludes impairment charges, other income/losses (which includes gain/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gain/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings (losses) to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt.

Adjusted net earnings are reconciled to the amounts included in the Consolidated Statements of Comprehensive Income as follows (all dollar amounts, other than per share, in 000’s):

Three months ended March 31	2015	2014
Net earnings	$12,066	$4,587
Share of loss of investments in associates	—	269
Other (income) loss	(964)	607
Adjusted net earnings	$11,102	$5,463
Weighted average number of shares outstanding (‘000)	435,518	416,648
Adjusted net earnings per share	$0.03	$0.01

ACCOUNTING POLICIES, STANDARDS AND JUDGMENTS

Changes in Accounting Policies

The Company has adopted the following new standard, along with any consequential amendments, effective January 1, 2015. These changes were made in accordance with the applicable transitional provisions.

IFRS 8, Operating Segments

On December 12, 2013 the IASB amended IFRS 8, Operating Segments (“IFRS 8”). The amendments add a disclosure requirement for the aggregation of operating segments and clarify the reconciliation of the total reportable segments’ assets to the entity’s assets. The amendments are effective for annual periods beginning on or after July 1, 2014. The amendments to the standard did not have any impact on the Company’s condensed consolidated interim financial statements.

Accounting Standards Issued but Not Yet Effective

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9; fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative host contracts not within the scope of this standard.  The effective date for this standard is for annual periods beginning on or after January 1, 2018.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets: Clarification of Acceptable Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued Amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. In issuing the amendments, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.  This presumption for an intangible asset, however, can be rebutted in certain limited circumstances.  The amendments are to be applied prospectively for fiscal years beginning on or after January 1, 2016, with early application permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 11, Joint Arrangements

On May 6, 2014 the IASB amended IFRS 11, Joint Arrangements (“IFRS 11”). The amendments add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016. These amendments will not impact the Company’s consolidated financial statements.

IAS 1, Presentation of Financial Statements

On December 18, 2014 the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”). The amendments to existing IAS 1 requirements relate to materiality; order of the notes; subtotals; accounting policies; and disaggregation. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

IAS 19, Employee Benefits

On November 13, 2013 the IASB amended IAS 19, Employee Benefits (“IAS 19”). The amendments provide additional guidance to IAS 19 on the accounting for contributions from employees or third parties set out in the formal terms of a defined benefit plan. The amendments are effective for annual periods beginning on or after July 1, 2014. IAS 19 was further amended on July 30, 2014. The amendments to IAS 19 clarify the application of the requirements of IAS 19 on determination of the discount rate to a regional market consisting of multiple countries sharing the same currency. The amendments are effective for annual periods beginning on or after January 1, 2016. The amendments do not impact the Company’s consolidated financial statements.

IAS 38, Intangible Assets

On May 12, 2014 the IASB amended IAS 38, Intangible Assets (“IAS 38”). The amendments clarify that an amortization method based on revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. However, the amendments provide limited circumstances when a revenue based method can be an appropriate basis for amortization. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of the Company’s accounting policies, which are described in note 3 to the consolidated financial statements for the years ended December 31, 2014 and 2013 (the “Annual Consolidated Financial Statements”), management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management has made in the process of applying the Company’s accounting policies, and that have the most significant effect on the amount recognized in the consolidated financial statements.

Critical Judgments in Applying Accounting Policies

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management.

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities is the Canadian dollar, and the functional currency for the Company’s subsidiary in Mexico was the Mexican peso. The Company disposed of its Mexico entity on May 8, 2013.

Key Sources of Estimation Uncertainties

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended December 31, 2014 and 2013.

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation, depletion calculations and in the determination of the timing of environmental rehabilitation costs as well as impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, drilling or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being revised.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such a review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the Cash Generating Unit (“CGU”) definition. It is possible that the actual fair value could be significantly different from those assumptions, and changes in these assumptions will affect the recoverable amount of the mining interests. In the absence of any mitigating valuation factors, the Company’s failure to achieve its valuation assumptions or declines in the fair values of its CGU or other assets may, over time, result in impairment charges causing the Company to record material losses.

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

Share based payments

Management assesses the fair value of stock options granted, PSUs and DSUs in accordance with the accounting policy stated in note 3(m) of the Annual Consolidated Financial Statements. The fair value of stock options granted and DSUs is measured using the Black-Scholes option valuation model; the fair value of PSUs is measured using the Monte Carlo simulation valuation model. The fair value of stock options granted, PSUs and DSUs using valuation models is only an estimate of their potential value and requires the use of estimates and assumptions.

OFF BALANCE SHEET ARRANGEMENTS AND TRANSACTIONS WITH RELATED PARTIES

The Company has not entered into any material off balance sheet arrangements or transactions with related parties during the three months ended March 31, 2015 and 2014.

RISKS AND CONTROLS

Financial Instruments Risk Exposure

The Company is exposed to financial risks sensitive to changes in commodity prices, foreign exchange and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any material options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks. For a more detailed discussion on the financial instruments risk exposure refer to the MDA for the year ended December 31, 2014. There are no other significant changes on the Company’s risk exposure as it relates to Financial Instruments.

Other Risks and Uncertainties

The most significant risks and uncertainties faced by the Company are: changes in the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; the inherent risk associated with project development and mineral exploration activities; the uncertainty of mineral resources and their development into reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and timing of production; as well as title risks and the possible failure to obtain mining licenses.

The success of the Company’s Timmins West Mine, Bell Creek Mine, and its other properties will be primarily dependent on the future price of gold. Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.

Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower gold prices could result in the Company breaching one or more covenants in the future with regard to its outstanding credit facility with Sprott.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended December 31, 2014.

Corporate Governance

The Company’s Board of Directors follows accepted corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of four independent directors, meets with management and the external auditors of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters. The Company also has adopted the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Controls and Procedures

The Company’s management, including the Chief Executive Officer (“CEO”) and the Senior Vice-President and Chief Financial Officer (“CFO”) has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. Based on this assessment, management concluded that, as of December 31, 2014, the Company’s internal control over financial reporting was operating effectively. The evaluation was performed using the criteria set forth in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). There have been no material changes in the internal controls over financial reporting during the three months ended March 31, 2015.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2014, by the Company’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective. There have been no material changes in the design and operations of disclosure controls and procedures during the three months ended March 31, 2015.

Quality Control

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Normal practice for all programs has been to insert three Quality Control samples including one blank, one certified standard and one reject duplicate at a frequency of every twenty drill core samples submitted. Subsequent to September 2012, all surface exploration drilling programs have modified the frequency of insertion of the three Quality Control samples to one blank, one certified standard and one reject duplicate every forty drill core samples submitted and, as of March 18, 2013, all underground drilling used this same frequency. The blanks and the certified standards are checked to be within acceptable limits prior to being accepted into the GEMS SQL database. Routine assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the remaining pulp is taken and fire assayed with a gravimetric finish. Select samples are tested with the pulp metallic process.

Underground drilling at the Timmins West and Bell Creek mines utilizes four different core sizes including; NQ with a core diameter of 47.6mm; AQTK with a core diameter of 30.5mm; BQTK which has a core diameter of 40.7mm; and BQ which has a core diameter of 36.4mm.  Most underground definition and delineation drilling is done with AQTK, BQTK or BQ with any underground exploration core with NQ. All surface exploration drilling is done with NQ. Sampling of drill core is conducted in standard intervals with most BQTK, BQ and AQTK sized core being whole core sampled and selected core from underground as well as all surface exploration core being saw cut. For core that is saw cut, the remaining half is stored in a secure location.

Gold analysis for drill core from underground drilling has utilized four analytical laboratories.  All drill core from underground drilling is analyzed at either ALS Canada Ltd. (2090 Riverside Drive, Timmins and 2103 Dollarton Hwy, North Vancouver), Activation Laboratories (1752 Riverside Drive, Timmins) or Accurassay Laboratories (150A Jaguar Drive Timmins and 1046 Gorham Street, Thunder Bay, not used since May, 2013) and select drill core, test holes and production samples at Lake Shore Gold Corp.’s Bell Creek Complex mill laboratory. ALS Canada Ltd. is ISO 9001:2008 and ISO 17025 certified and Accurassay conforms to requirements of CAN P—4E ISO/IEC 17025, and CAN—P—1579, not used since May, 2013). Activation Laboratories Ltd. in Timmins is ISO 9001 certified and follows their fully certified main Ancaster, Ontario Lab analytical procedures (working towards ISO 17025 CANP4E in early 2014).  Lake Shore Gold Corp’s Bell Creek mill laboratory is not ISO registered. All gold analysis for recent surface drilling is performed at ALS Canada Ltd. and Activation Laboratories.

Qualified Persons

Scientific and technical information contained in this MD&A related to production activities and reserves has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this MD&A or source material, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins West Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; price assumptions for gold hold true; prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risks and Uncertainties” in this MD&A and in the section entitled “Risk Factors” in the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to integrate acquisitions successfully; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

ADDITIONAL INFORMATION

Additional information relating to the Company is provided in the Company’s audited consolidated financial statements for the year ended December 31, 2014, its Annual Information Form for the year ended December 31, 2014, and its most recently filed Information Circular. These and other documents relating to the Company are available on SEDAR at www.sedar.com.